FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: April 27, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice relating to Distribution of Dividends

April 27, 2011

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Notice relating to Distribution of Dividends

This is to advise you that Kyocera Corporation (the “Company”) resolved at a meeting of its Board of Directors held on April 27, 2011 in respect of payment of dividends, with a record date of March 31, 2011, as set forth below.

This proposal will be submitted to the 57th Ordinary General Shareholders’ Meeting of the Company to be held on June 28, 2011 for approval.

1.	Details of Dividends

	Determined Amount	Most Recent Forecast (Announced on October 28, 2010)	Dividends in Previous Fiscal Year (Year ended March 31, 2010)
Record Date	March 31, 2011	March 31, 2011	March 31, 2010
Dividend per Share	¥70	¥60	¥60
Total Amount of Dividends	¥12,846 million	—	¥11,011 million
Effective Date	June 29, 2011	—	June 28, 2010
Source of Dividends	Retained earnings	—	Retained earnings

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2.	Reason for such Decision

The Company determines the amount of its dividends based on an overall assessment that takes into consideration various factors, including capital expenditures necessary for the further development of the Company from a medium to long-term perspective, while nevertheless aiming for a dividend ratio on a consolidated basis of approximately 20-25%; provided that the total amount shall be, in principle, be within the net income attributable to shareholders of the Company on consolidated basis.

The consolidated results for the fiscal year ended on March 31, 2011 announced today exceeded the forecast announced in October 2010, and in light of the above-mentioned dividend policy, the Company has determined that the amount of year-end dividend per share will be 70 yen per share, an increase of 10 yen from the most recent forecast of such amount. As a result, when aggregated with the interim dividend in the amount of 60 yen per share which has been already paid, the aggregate dividend amount for the fiscal year ended March 31, 2011 will be 130 yen per share.

(For reference) Breakdown of Annual Dividends

Dividend per share

Record Date	End of 2nd Quarter	End of Year		Annual Total
Dividends in this Fiscal Year	¥60	¥70 (plan	)	¥130 (plan	)
Dividends in Previous Fiscal Year (Year ended March 31, 2010)	¥60	¥60		¥120

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